UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 20, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Y-mAbs Therapeutics, Inc.

File No. 333-226999 - CF#36202

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       Y-mAbs Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibits to a Form S-1 registration statement filed on August 24, 2018, as amended.

       Based on representations by Y-mAbs Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.1	through April 3, 2028
Exhibit 10.2	through April 3, 2028
Exhibit 10.3	through April 3, 2028
Exhibit 10.4	through April 3, 2028
Exhibit 10.5	through April 3, 2028
Exhibit 10.6	through April 3, 2028

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary